                                 UNTIED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*




                            TEAM America Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  878153 10 5
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee is
not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13G

 CUSIP NO. 878153 10 5                                                                 PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |         Richard C. Schilg                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |         United States                                                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |       939,021                                                   |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |       223,443                                                   |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |       939,021                                                   |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |       223,443                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |         1,162,464                                                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |         24.86%                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |         IN                                                                                        |
-----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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CUSIP No.  878153 10 5

                                  SCHEDULE 13G

Item 1.

   (a)   Name of Issuer:  TEAM America Corporation

   (b)   Address of Issuer's Principal Executive Offices:
         110 E. Wilson Bridge Road, Worthington, Ohio 43085

Item 2.

   (a)   Name of Persons Filing:  Richard C. Schilg
   (b)   Address of Principal Business Office, or, if  none, Residence:
         110 E. Wilson Bridge Road, Worthington, Ohio 43085
   (c)   Citizenship:  Mr. Schilg is a United States Citizen
   (d)   Title of Class of Securities:  Common Stock, without par value.
   (e)   CUSIP Number:  878153 10 5

Item 3.

         Not applicable.

Item 4.  Ownership
         (a)      Amount Beneficially Owned:  1,162,464 shares
         (b)      Percent of Class:  24.86%
         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 939,021 shares
                  (ii)     Shared power to vote or to direct the vote: 223,443
                  (iii) Sole power to dispose or to direct the disposition of: 939,021 shares
                  (iv) Shared power to dispose or to direct the disposition of: 223,443 shares

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

                               Page 3 of 4 pages
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CUSIP No.  878153 10 5

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1998                             /s/ Richard C. Schilg
                                                      --------------------------
                                                      Richard C. Schilg

                               Page 4 of 4 pages